EXHIBIT 99.1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of Class A common stock, par value $0.001 per share, of Gloo Holdings, Inc.. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Date: February 4, 2026

EKO Real Estate Holdings, LLC

By: /s/ Erik S. Olson
Name: Erik S. Olson
Title: Manager

/s/ Erik S. Olson
Erik S. Olson